Kenneth L. Henderson
Direct: 212/541-2275
Fax: 212/541-1357
kenneth.henderson@bryancave.com

October 3, 2014

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:        James River Group Holdings, Ltd.

Draft Registration Statement on Form S-1

Submitted October 3, 2014

File No. 333-

Ladies and Gentlemen:

On behalf of our client, James River Group Holdings, Ltd., (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common shares.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended December 31, 2013, its most recently completed fiscal year, were less than $1 billion. Please note this information is disclosed in the Company’s income statement included in the Registration Statement on Page F-29. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 21 days before the Company commences its road show.

Bryan Cave LLP

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Draft Registration Statement

October 3, 2014

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Kenneth L. Henderson at (212) 541-2275 or Andrew Rodman at (212) 541-1197.

Very truly yours,

/s/ Kenneth L. Henderson

Kenneth L. Henderson

cc:	J. Adam Abram
Robert P. Myron
Gregg T. Davis